Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

May 21, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Rebecca Marquigny, Esq.

Re:	Short-Term Investments Trust (“STIT”)
File Nos. 002-58287; 811-02729
CIK No. 0000205007

Responses to Comments on Post-Effective Amendment No. 94 to STIT’s Registration Statement

Dear Ms. Marquigny:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on May 14, 2024 regarding Post-Effective Amendment No. 94 to STIT’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which was filed with the SEC on March 28, 2024 (the “STIT Amendment”).

The STIT Amendment was filed in connection with the launch of the new Premier share class for Invesco Government & Agency Portfolio (the “Fund”). Any disclosure changes required by these responses will be incorporated into filings made pursuant to Rule 485(b) under the 1933 Act for each Registrant scheduled to be filed on or about May 28, 2024. Each of your comments is set forth below in bold with the Registrant’s response immediately below each comment.

Prospectus - Cover Page

1.

Pursuant to Item 4(b)(1)(ii)(C) of Form N-1A, please insert the following between the first and second sentences in the last paragraph on the cover page of the prospectus: Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. Please also revise the last sentence as follows: An investment in the Fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The disclosure on the cover page has been updated to align more closely with the requirements of Form N-1A as follows:

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor is not required to reimburse the Fund for losses, and you should not expect that the sponsor will provide financial support to the Fund at any time, including during periods of market stress.

Prospectus- Fee Table and Expense Example

2.

Footnote 2 to the fee table describes the contractual expense reimbursement agreement for the Fund. Please supplementally confirm that recoupment of previously waived expenses is not permitted by the contract; otherwise, describe the terms of the recapture provision appropriately.

Response: The Registrant confirms that reimbursed expenses cannot be recouped pursuant to the contractual agreement.

Prospectus - Principal Investment Strategies and Principal Investment Risks

3.

The distinction between the risk factors titled “Changing Fixed Income Market Conditions Risk” and “Financial Markets Regulatory Risk” is difficult to ascertain. Please supplement or revise as needed to differentiate one from the other.

Response: We will remove “Financial Markets Regulatory Risk” from the Fund’s summary and statutory prospectuses and will update “Changing Fixed Income Market Conditions Risk” as follows:

Summary Prospectus (Item 4)

Changing Fixed Income Market Conditions Risk. Increases in the federal funds and equivalent foreign rates or other changes to monetary policy or regulatory actions may expose fixed income markets to heightened volatility, perhaps suddenly and to a significant degree, and to reduced liquidity for certain fixed income investments, particularly those with longer maturities. Such changes and resulting increased volatility may adversely impact the Fund, including its operations, universe of potential investment options, and return potential. It is difficult to predict the impact of interest rate changes on various markets. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments may decline. Changes in central bank policies and other governmental actions and political events within the U.S. and abroad may also, among other things, affect investor and consumer expectations and confidence in the financial markets. This could result in higher than normal redemptions by shareholders, which could potentially increase the Fund’s transaction costs.

Statutory Prospectus (Item 9)

Changing Fixed Income Market Conditions Risk. Increases in the federal funds and equivalent foreign rates or other changes to monetary policy or regulatory actions may expose fixed income markets to heightened volatility, perhaps suddenly and to a significant degree, and to reduced liquidity for certain fixed income investments, particularly those with longer maturities. It is difficult to predict the impact of interest rate changes on various markets. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments may decline. Changes in central bank policies and other governmental actions and political events within the U.S. and abroad, the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan or other legislation aimed at addressing financial or economic conditions, the threat of a federal government shutdown, and threats not to increase or suspend the federal government’s debt limit may also, among other things, affect investor and consumer expectations and confidence in the financial markets, including in the U.S. government’s credit rating and ability to service its debt. Such changes and events may adversely impact the Fund, including its operations, universe of potential investment options, and return potential, and could also result in higher than normal redemptions by shareholders, which could potentially increase the Fund’s transaction costs and potentially lower the Fund’s performance returns.

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 323-5231.

Sincerely,

/s/ Adrienne Ruffle
Adrienne Ruffle, Esq.
Senior Counsel

cc:	Taylor V. Edwards, Esq.

Mena Larmour, Esq.

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